						EXHIBIT 12
ASHLAND INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)

						Nine months ended
	Years ended September 30					June 30
	2012	2011	2010	2009	2008	2013	2012
EARNINGS
Income (loss) from continuing operations	$38	$56	$88	$(240)	$87	$274	$310
Income tax (benefit) expense	(52)	(53)	(13)	(83)	30	84	112
Interest expense	197	105	117	163	9	169	152
Interest portion of rental expense	28	25	26	25	20	21	16
Amortization of deferred debt expense	54	26	81	52	—	62	18
Distributions (less than) in excess of earnings
of unconsolidated affiliates	(32)	(12)	(2)	1	(10)	(13)	(21)
	$233	$147	$297	$(82)	$136	$597	$587

FIXED CHARGES
Interest expense	$197	$105	$117	$163	$9	$169	$152
Interest portion of rental expense	28	25	26	25	20	21	16
Amortization of deferred debt expense	54	26	81	52	—	62	18
Capitalized interest	1	—	2	3	—	1	—
	$280	$156	$226	$243	$29	$253	$186

RATIO OF EARNINGS TO FIXED CHARGES	(C)	(B)	1.31	(A)	4.69	2.36	3.16

(A) Deficiency Ratio - Due to the loss from continuing operations, the Ratio of Earnings to Fixed Charges was less than 1x. To achieve a ratio of 1x, additional total earnings of $325 million would have been required for the year ended September 30, 2009.

(B) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x.  To achieve a ratio of 1x, additional total earnings of $9 million would have been required for the year ended September 30, 2011.

(C) Deficiency Ratio - The Ratio of Earnings to Fixed Charges was less than 1x.  To achieve a ratio of 1x, additional total earnings of $47 million would have been required for the year ended September 30, 2012.